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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02053809

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47939

SEC MAIL RECEIVED PROCESSING
DEC 3 0 2002
WASH. D.C. 155 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2001 (MM/DD/YY) AND ENDING October 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Eaton Vance Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 State Street
(No. and Street)

Boston (City) Massachusetts (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William M. Steul, Vice President 617-482-8260 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche
(Name — *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) Massachusetts (State) 02116 Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 1 5 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Daniel C. Cataldo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eaton Vance Distributors, Inc., as of October 31, 2002, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Daniel C. Cataldo
Signature

Treasurer
Title

Cynthia M. Beckhusen
Notary Public

Cynthia M. Beckhusen
NOTARY PUBLIC
My commission expires Mar. 13, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EATON VANCE DISTRIBUTORS, INC.
(SEC I.D. NO. 8-47939)

Financial Statements and Supplemental
Schedule for the Year Ended October 31, 2002
and Independent Auditors' Report and
Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3)
As a PUBLIC DOCUMENT

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Eaton Vance Distributors, Inc.

We have audited the following financial statements of Eaton Vance Distributors, Inc. (the "Company") (a wholly owned subsidiary of Eaton Vance Management) for the year ended October 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at October 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, the financial statements include significant transactions with Eaton Vance Management and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated company.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Eaton Vance Distributors, Inc. as of October 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

November 25, 2002

EATON VANCE DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION
October 31, 2002

ASSETS	
Cash	$ 65,253,739
Investments at market value	148,638
Accounts receivable from sales of mutual fund shares	3,051,154
Accounts receivable from affiliates, net	1,122,888
Other receivables	7,295,051
Deferred income taxes	410
Deferred sales commissions	239,048,307
Prepaid expenses	224,179
TOTAL	$316,144,366
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable for mutual fund shares sold	$ 3,036,653
Accounts payable and accrued liabilities	10,787,772
Deferred service fee	239,048,307
Total liabilities	252,872,732
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 200,000 shares authorized; 20,000 shares issued and outstanding	20,000
Paid-in capital	52,730,000
Deferred compensation	(100,021)
Retained earnings	10,621,655
Total stockholder's equity	63,271,634
TOTAL	$316,144,366

See notes to financial statements.

EATON VANCE DISTRIBUTORS, INC.

STATEMENT OF INCOME
Year Ended October 31, 2002

REVENUE:	
Sales commissions and distribution fees	$ 156,094,518
Contingent deferred sales charges	5,976,751
Service fees	77,832,999
Interest and other	2,766,406
Total revenue	242,670,674
EXPENSES:	
Amortization of deferred sales commissions	83,621,187
Service fee expense	88,380,978
Other operating expenses	29,583,735
Deferred service fee expense, net	8,109,159
Employee compensation and benefits	31,575,639
Total expenses	241,270,698
INCOME BEFORE INCOME TAXES	1,399,976
PROVISION FOR INCOME TAXES:	
Current	894,131
Deferred	7,241
Total provision for income taxes	901,372
NET INCOME	$ 498,604

See notes to financial statements.

EATON VANCE DISTRIBUTORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended October 31, 2002

	Common Stock	Paid-In Capital	Deferred Compensation	Retained Earnings	Total Stockholder's Equity
BALANCE, NOVEMBER 1, 2001	$ 20,000	$ 52,730,000	$ (200,011)	$10,123,051	$ 62,673,040
Compensation expense			99,990	-	99,990
Net income	-	-	-	498,604	498,604
BALANCE, OCTOBER 31, 2002	$ 20,000	$ 52,730,000	$ (100,021)	$10,621,655	$ 63,271,634

See notes to financial statements.

EATON VANCE DISTRIBUTORS, INC.

STATEMENT OF CASH FLOWS
Year Ended October 31, 2002

Net income	$ 498,604
Adjustments to reconcile net income to net cash provided by operating activities:	
Service fee, net	(8,109,159)
Amortization of deferred sales commissions	83,621,187
Payment of capitalized sales commissions	(87,856,005)
Contingent deferred sales charges received	31,922,862
Deferred income taxes	7,241
Deferred service fee paid	(19,578,885)
Compensation expense related to restricted stock issuance	99,990
Changes in:	
Investments	39,437,793
Accounts receivable from sales of mutual fund shares	(2,160,431)
Other receivables	1,461,970
Prepaid expenses	(130,497)
Accounts receivable from affiliates, net	6,530,197
Refundable income taxes	332,048
Accounts payable for mutual fund shares sold	2,204,978
Accounts payable and accrued liabilities	(1,690,816)
NET INCREASE IN CASH	46,591,077
CASH, BEGINNING OF YEAR	18,662,662
CASH, END OF YEAR	$ 65,253,739

SUPPLEMENTAL INFORMATION:

Income taxes paid	$ 214,576

See notes to financial statements.

EATON VANCE DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS

1. OPERATIONS AND ORGANIZATION

Eaton Vance Distributors, Inc. (the Company) is the principal underwriter for the regulated investment companies in the Eaton Vance family of mutual funds.

The Company is a wholly-owned subsidiary of Eaton Vance Management (EVM), which is ultimately a wholly-owned subsidiary of Eaton Vance Corp. (EVC). Certain officers and/or directors of the Company are also officers and/or directors of EVM and EVC. Revenue is largely dependent on the total value and composition of assets under management, which include domestic and international equity, domestic and international debt, and bank loan portfolios. Accordingly, fluctuations in financial markets and in the composition of assets under management impact revenue and the results of operations.

These financial statements were prepared from the separate records maintained by Eaton Vance Distributors, Inc., which include significant transactions with EVM and its subsidiaries and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments
Investments are recorded at market value and consist principally of money market funds and other Eaton Vance mutual funds. Net unrealized holding gains or losses on these investments, as well as realized gains or losses, are reflected as a component of other revenue or other operating expense, as appropriate. The average cost method is used to determine the cost of securities sold.

Mutual Fund Underwriting Activities
The Company records accounts receivable from sales of mutual fund shares and accounts payable for mutual fund shares sold on a settlement-date basis, which approximates trade-date basis, and records the related commission income and expense on a trade-date basis.

Deferred Sales Commissions
Sales commissions paid to brokers and dealers in connection with the sale of shares of open-end and bank loan interval funds are capitalized and amortized over various periods, none of which exceeds six years. Distribution plan payments received from these funds are recorded in income as earned. Contingent deferred sales charges and early withdrawal charges received by the Company from redeeming shareholders of open-end and bank loan interval funds, respectively, reduce unamortized deferred sales commissions first, with any remaining amount recorded in income.

The Company periodically reviews the amortization period for deferred sales commission assets as events or changes in circumstances indicate that the carrying amount of deferred sales commission assets may not be recoverable over their amortization period. There was no adjustment necessary to the amortization period for deferred sales commission assets for the year ended October 31, 2002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Sales commissions paid to brokers and dealers in connection with the sale of shares of traditional closed-end funds are expensed as incurred.

Deferred Service Fee

The Company has a service agreement with EVM whereby EVM will compensate the Company for distributing shares of investment companies for which EVM or its wholly owned subsidiary, Boston Management and Research, is the investment adviser. In return for acting as the distributor, the Company will be compensated in an amount equal to one hundred and one-eighth percent (100.125%) of all fund-selling expenses incurred by the Company in distributing investment company shares, including amortization expense relating to deferred sales commissions. This compensation amount will be reduced by any distribution payments, contingent deferred sales charges, early withdrawal charges and underwriting fees received by the Company. Amounts paid by EVM to reimburse the Company for costs incurred in distributing shares of investment companies are recorded as "Deferred service fee" and are amortized to income over various periods not to exceed six years. In the event that selling income exceeds one hundred and one-eighth percent (100.125%) of fund selling expenses, the Company will compensate EVM at an amount equal to the excess of fund selling income over one hundred and one-eighth percent (100.125%) of fund selling expenses. During 2002, the Company recognized net service fee expense of $8,109,159 under this agreement.

Income Taxes

Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities. Deferred taxes relate principally to capitalized sales commissions paid to brokers and dealers. Prior to January 1, 2001, these commissions were currently deducted for tax purposes. Effective January 1, 2001, sales commissions are deducted for income tax purposes over their estimated useful lives rather than at the time of payment.

The Company is included in the consolidated federal tax return of EVC. The Company computes its current and deferred tax provision in a manner that is representative of how the Company would have computed its provision had it not been included in the consolidated federal tax return of EVC.

Financial Instruments

The Company is required to disclose the fair value of its financial instruments pursuant to Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosure About Fair Value of Financial Instruments." Estimates of fair value amounts have been determined by the Company using valuation methodologies based on assumptions involving discount rates and future cash flows. Financial instruments subject to such disclosure include cash, accounts receivable from affiliates, net other receivables, deferred service fees, and accounts payable and accrued liabilities. Management has determined that the carrying value of these financial instruments approximates their fair value as of October 31, 2002.

Accounting Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in these estimates may affect amounts reported in future periods.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At October 31, 2002, the Company had net capital of $54,123,181, which was $53,263,496 in excess of its required net capital of $859,685. The Company's ratio of aggregate indebtedness to net capital was .24-to-1.

4. EMPLOYEE BENEFIT PLANS

Profit Sharing Retirement Plans

The Company participates in the Eaton Vance Management Profit Sharing Retirement Plan and the Eaton Vance Management Money Purchase Pension Plan for the benefit of substantially all employees whereby up to 15 percent of eligible compensation of participants may be contributed to the plans. The Company contributed $1,432,345, the maximum amount permitted under the plans, for the year ended October 31, 2002.

Savings Plan and Trust

The Company participates in the Eaton Vance Management Savings Plan and Trust, which is qualified under Section 401 of the Internal Revenue Code. All full-time employees who have met certain age and length of service requirements are eligible to participate in the plan. This plan allows participating employees to contribute up to eight percent of their gross salary on a pre-tax basis to the plan. The Company then matches each participant's contribution on a dollar-for-dollar basis up to a maximum of $1,040. The Company's expense under the plan was $128,005 for the year ended October 31, 2002.

Supplemental Profit Sharing Plan

The Company participates in an unfunded, non-qualified Supplemental Profit Sharing Plan whereby certain key employees of the Company may receive profit sharing contributions in excess of the amounts allowed under the profit sharing retirement plans. No employee may receive combined contributions in excess of $30,000 to the EVM Profit Sharing Retirement Plan and the EVM Supplemental Profit Sharing Plan. The Company's expense under the plan for the year ended October 31, 2002 was $133.

Restricted Stock Plan

EVC has a Restricted Stock Plan administered by the Compensation Committee of the Board of Directors under which restricted stock may be granted to key employees of the Company. Restricted shares granted under the plan are subject to restrictions on transferability and carry the risk of forfeiture, based in each case on such considerations, as the Compensation Committee shall determine. Unless the Compensation Committee determines otherwise, restricted stock that is still subject to restrictions shall be forfeited upon termination of employment. Restrictions on shares granted lapse in three years from grant date.

A total of 12,228 shares were issued pursuant to the plan at a weighted average grant date fair value of $24.53 in fiscal year 2001. No such shares were issued in fiscal year 2002. Because these shares are contingently forfeitable, compensation expense is recorded over the forfeiture period. The Company recorded compensation expense of $99,990 for the year ended October 31, 2002 relating to shares granted to EVD employees in fiscal year 2001 under this plan.

5. ACCOUNTING CHANGES

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 addresses the accounting for business combinations initiated after June 30, 2001 and establishes new criteria for the recognition of intangible assets. Under SFAS No. 141, all business combinations initiated after June 30, 2001 must be accounted for using the purchase method of accounting.

SFAS No. 142 addresses the accounting for goodwill and indefinite-lived intangible assets acquired in a business combination, including those assets acquired before the initial application of the standard. Under SFAS No. 142, goodwill and identifiable intangible assets with indefinite lives will no longer be amortized, but will be reviewed at least annually for impairment. Identifiable intangible assets with discrete useful lives will be amortized over their useful lives.

The Company adopted SFAS Nos. 141 and 142 on July 1, 2001 and November 1, 2001, respectively. The adoption of these standards did not have a material impact on the results of operations or the financial position of the Company.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for the Company's fiscal year beginning November 1, 2002. The adoption of SFAS No. 144 will not have a material effect on the results of operations or the financial position of the Company.

In April 2002, the FASB issued SFAS No. 145, "Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 addresses the classification of gains and losses from the early extinguishment of debt and the accounting for certain lease arrangements. The Company elected to adopt the provisions of SFAS No. 145 on August 1, 2002, prior to the Company's required adoption date of November 1, 2002. The adoption of SFAS No. 145 did not have a material effect on the results of operations or the financial position of the Company.

6. EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of subparagraph (k)(1) thereof.

7. MAJOR SOURCES OF REVENUE

The Company derives its revenue primarily from commissions and distribution fees earned pursuant to underwriting and distribution agreements with regulated investment companies in the Eaton Vance family of mutual funds.

7. MAJOR SOURCES OF REVENUE (continued)

The portfolios and related funds that provided over 10 percent of the total revenue of the Company are as follows:

Tax Managed Growth Portfolio and related funds:	
Underwriting commissions, distribution plan payments, contingent deferred sales charges and service fees	$ 78,000,694
Percent of revenue	32.1%
Senior Debt Portfolio and related funds:	
Distribution plan payments, early withdrawal charges and service fees	$ 42,520,561
Percent of revenue	17.5%

8. INCOME TAXES

Income taxes, as stated as a percentage of income before income taxes, are comprised of the following:

Federal statutory rate	35.0%
Increases in taxes from:	
State income taxes (net of effect of federal tax)	1.6%
Non deductible meals and entertainment expense	26.0%
Other nondeductible expenses	1.8%
Provision for income taxes	64.4%

******

EATON VANCE DISTRIBUTORS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
October 31, 2002

CAPITAL - Stockholder's equity	$ 63,271,634
DEDUCTIONS:	
Nonallowable assets:	
Other receivables	6,144,329
Accounts receivable from affiliates	2,774,894
Prepaid expenses	224,179
Deferred sales commissions	239,048,307
Deferred income taxes	410
Total deductions	248,192,119
ADDITIONS - Deferred service fee	239,048,307
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	54,127,822
HAIRCUTS ON SECURITIES	4,641
NET CAPITAL	$ 54,123,181
AGGREGATE INDEBTEDNESS:	
Accounts payable for mutual fund shares sold	$ 455,498
Accounts payable and accrued liabilities	10,787,772
Accounts payable to affiliate	1,652,006
TOTAL AGGREGATE INDEBTEDNESS	$ 12,895,276
MINIMUM NET CAPITAL REQUIREMENT OF BROKER OR DEALER (The greater of 6-2/3% of aggregate indebtedness, as defined, or $25,000)	$ 859,685
EXCESS NET CAPITAL	$ 53,263,496
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.24

There are no material differences between the net capital computation above and that per the FOCUS report as filed.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

November 25, 2002

To the Board of Directors of
Eaton Vance Distributors, Inc.
255 State Street
Boston, MA 02109

In planning and performing our audit of the financial statements of Eaton Vance Distributors, Inc. (the "Company") for the year ended October 31, 2002 (on which we issued our report dated November 25, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are

subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP